

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED FEB 28 2002 SEC MAIL PROCESSING SECTION OPC-VA 315

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Skandia Marketing, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive

(No. and Street)

Shelton	CT	06484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mazzaferro (203) 925-3805

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Mazzaferro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Skandia Marketing, Incorporated, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Executive Vice President
and Chief Financial Officer
Title

Notary Public
Commission expires 10/31/06

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (0) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents



Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
American Skandia Marketing, Incorporated
Shelton, Connecticut

We have audited the accompanying statements of financial condition of American Skandia Marketing, Incorporated (the "Company" which is a wholly-owned subsidiary of Skandia Insurance Company Ltd.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company's financial statements referred to above, present fairly, in all material respects, the financial position of American Skandia Marketing, Incorporated at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 25, 2002

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Financial Condition

	At December 31, 2001	At December 31, 2000
ASSETS		
Cash and cash equivalents	$ 9,452,429	$ 19,550,863
Investment in common stock warrants	3,300	3,300
Accounts receivable	3,709,407	8,429,644
Receivable from affiliates	425,388	471,890
Accrued investment income	23,648	14,220
Total assets	$ 13,614,172	$ 28,469,917
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 7,944,127	$ 7,802,046
Subordinated loan from parent	-	3,500,000
Payable to affiliates	606,071	1,025,360
Total liabilities	8,550,198	12,327,406
Shareholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	7,622,000	13,622,000
Retained (deficit) earnings	(2,559,026)	2,519,511
Total shareholder's equity	5,063,974	16,142,511
Total liabilities and shareholder's equity	$ 13,614,172	$ 28,469,917

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Income

	For the year ended December 31, 2001	2000
REVENUES		
Commissions	$ 193,056,109	$ 355,445,427
Investment income	590,284	639,480
Sale of 12b-1 fees	40,011,396	109,765,640
Mutual fund fees and charges	35,851,808	51,145,527
Introducing broker/dealer revenue	6,610,243	6,820,719
Other income	61,260	-
Total revenues	276,181,100	523,816,793
EXPENSES		
Commissions	255,587,208	497,236,377
Distribution costs	1,752,867	4,498,467
Introducing broker/dealer distribution costs	6,610,243	6,820,719
Salaries and benefits	2,269,089	4,255,428
Interest expense on subordinated loan from parent	61,089	251,218
Other expenses	380,626	(3,731)
Total expenses	266,661,122	513,058,478
Income from operations before income tax expense	9,519,978	10,758,315
Income tax expense	3,598,515	1,451,384
Net income	$ 5,921,463	$ 9,306,931

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Changes in Shareholder's Equity

	For the Year Ended December 31,	
	2001	2000
Common stock:		
Beginning and ending balance	$ 1,000	$ 1,000
Additional paid in capital:		
Beginning balance	13,622,000	12,622,000
Additional contributions	-	1,000,000
Return of capital	(6,000,000)	-
Ending Balance	7,622,000	13,622,000
Retained earnings (deficit):		
Beginning balance	2,519,511	(6,787,420)
Dividends paid to parent	(11,000,000)	-
Net income	5,921,463	9,306,931
Ending Balance	(2,559,026)	2,519,511
Total shareholder's equity	$ 5,063,974	$ 16,142,511

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Statements of Cash Flows

	For the year ended December 31, 2001	2000
Cash flow from operating activities:		
Net Income	$ 5,921,463	$ 9,306,931
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in accounts receivable	4,720,237	(3,065,776)
Decrease (increase) in receivable from affiliates	46,502	(199,969)
(Increase) decrease in accrued investment income	(9,428)	21,364
Increase (decrease) in accounts payable and accrued liabilities	142,081	(153,073)
(Decrease) increase in payable to affiliates	(419,289)	4,688
Net cash provided by operating activities	10,401,566	5,914,165
Cash flow from investing activities:		
Purchase of common stock warrants	-	(3,300)
Net cash used in investing activities	-	(3,300)
Cash flow from financing activities:		
Repayment of subordinated loan to parent	(3,500,000)	-
Capital contribution from parent	-	1,000,000
Return of capital	(6,000,000)	-
Dividends paid to parent	(11,000,000)	-
Net cash (used in) provided by financing activities	(20,500,000)	1,000,000
Net (decrease) increase in cash and cash equivalents	(10,098,434)	6,910,865
Cash and cash equivalents at beginning of period	19,550,863	12,639,998
Cash and cash equivalents at end of period	$ 9,452,429	$ 19,550,863
Income taxes paid	$ 3,857,751	$ 843,812
Interest paid	$ 377,514	$ -

See notes to financial statements.

1. ORGANIZATION AND OPERATION

American Skandia Marketing, Incorporated (the "Company") is a wholly-owned subsidiary of American Skandia, Inc. ("ASI"), whose ultimate parent is Skandia Insurance Company Ltd., a Swedish Corporation.

The Company is the principal underwriter and broker/dealer for Securities and Exchange Commission ("SEC") registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC"). In addition, the Company is the principal underwriter and broker/dealer for SEC registered mutual funds sponsored by an affiliated company, American Skandia Investment Services, Inc. ("ASISI"). The Company is registered with the SEC and is a member of the National Association of Securities Dealers as a broker/dealer in securities.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

B. Revenue Recognition

The Company has entered into agreements to sell its rights to future 12b-1 fees on certain mutual fund business which it underwrites. At the time of sale, the Company recognizes revenues amounting to approximately 6% of the value of the applicable mutual fund shares sold. These revenues are used to fund the acquisition costs associated with underwriting such business.

The Company receives commission revenue from ASLAC, which is subsequently paid as commission expense to broker/dealer organizations. The Company receives consideration from the mutual funds in the form of commissions (12b-1 fees) and front-end fee income.

The Company also receives commissions from an investment firm in support of distribution costs incurred by ASLAC and ASISI. The related costs are allocated by ASLAC and ASISI to the Company to the extent commissions are earned.

C. Cash Equivalents

The Company considers all highly liquid time deposits, commercial paper, and money market mutual funds purchased with an original maturity of three months or less to be cash equivalents.

The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these investments.

D. Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The Company is included in the consolidated federal income tax return and combined state income tax return of an upstream company, Skandia U.S. Inc. and certain of its subsidiaries. In accordance with the tax sharing agreement, the federal and state income tax provisions are computed on a separate return basis as adjusted for consolidated items such as net operating loss carryforwards. All tax balances are reflected as receivables/payables from/to affiliates.

The significant components of federal and state income tax expense are as follows:

	2001	2000
Income tax expense:		
Federal	$3,188,450	$1,352,115
State	410,065	99,269
Total income tax expense	$3,598,515	$1,451,384

3. INCOME TAXES (continued)

Income tax expense was different from the amount computed by applying the federal statutory tax rate of 35% to pre-tax income from operations as follows:

	2001	2000
Income from operations before Income tax expense	$9,519,978	$10,758,315
Income tax rate	35%	35%
Tax expense at federal statutory Income tax rate	3,331,993	3,765,410
Net operating loss utilization	-	(2,378,551)
State income tax, net	266,565	64,525
Other	(43)	-
Total income tax expense	$ 3,598,515	$ 1,451,384

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no deferred tax assets or liabilities at December 31, 2001 or 2000.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $3,374,087, which was $2,804,074 in excess of the $570,013 required. At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 2.53 to 1 and 0.54 to 1, respectively.

5. RELATED PARTY TRANSACTIONS

The Company utilizes the services of officers and employees of ASLAC and is not charged for these services. The Company received $193,056,109 and $355,445,427, respectively, in commission income from ASLAC for the years ended December 31, 2001 and 2000, respectively.

The Company had an agreement with ASI which provided a $3,500,000 subordinated note at an interest rate of 7.06%. The note matured on March 30, 2001. Interest expense totaled $61,089 and $251,218 for the years ended December 31, 2001 and 2000, respectively.

See Note 2(B) for additional related party transactions.

AMERICAN SKANDIA MARKETING, INCORPORATED

(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

Schedule I

		At December 31, 2001
Shareholder's equity	$	5,063,974
Subordinated loan		-
Non-allowable assets		(1,479,644)
Haircut on securities		(210,243)
Net capital	$	3,374,087
Aggregate indebtedness	$	8,550,198
Net capital requirement under Rule 15c3-1 (6 2/3% of aggregate indebtness)	$	570,013
Excess of net capital over minimum required	$	2,804,074
Ratio of aggregate indebtedness to net capital		2.53 to 1

There is no difference between the computation of net capital and net capital required as presented herein and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2001.

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

Schedule II

December 31, 2001

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

See notes to financial statements.

AMERICAN SKANDIA MARKETING, INCORPORATED
(a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

Schedule III

December 31, 2001

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

See notes to financial statements.



■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Supplemental Report of Independent Auditors on Internal Accounting Controls Required by Securities and Exchange Commission (SEC) Rule 17a-5

The Board of Directors and Shareholder of
American Skandia Marketing, Incorporated
Shelton, Connecticut

In planning and performing our audit of the financial statements of American Skandia Marketing, Incorporated (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 25, 2002

AMERICAN SKANDIA MARKETING, INCORPORATED

(SEC ID No. 8-39058)

Financial Statements for the Years Ended December 31, 2001 and 2000 and Supplemental Schedules for the Year Ended December 31, 2001 and Report of Independent Auditors and Supplemental Report of Independent Auditors on Internal Controls Required by SEC Rule 17a-5

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

American Skandia Marketing,
Incorporated
One Corporate Drive
P.O. Box 883
Shelton, CT 06484-0883
Telephone: (203) 926-1888
Fax: (203) 929-8071


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
313
OPC VA
Skandia

February 26, 2002

TO: State Securities Division

RE: American Skandia Marketing, Inc
2001 Audited Financials
BD # 21570

Please find the enclosed 2001 Audited Financials for American Skandia Marketing, Inc. These are the Audited Financials that are needed for our Annual Broker Dealer Registration. Please feel free to contact me with any questions at 203-926-1888, x83323.

Thank you in advance for your assistance.

Sincerely,

Antonietta M. Hallet

Antonietta M. Hallet
Registration and Licensing Manager
AMERICAN SKANDIA MARKETING